

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 11, 2014

Via E-mail
William J. Sandbrook
President and Chief Executive Officer
U.S. Concrete, Inc.
331 North Main Street
Euless, Texas 76039

> **Re:** **U.S. Concrete, Inc.**
> **Registration Statement on Form S-4**
> **Filed May 21, 2014**
> **File No. 333-196133**

Dear Mr. Sandbrook:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Cover Page

1. Please add disclosure reflecting that the notes are fully and unconditionally guaranteed, jointly and severally, by certain of your subsidiaries, subject to customary release provisions.

Information Incorporated by Reference, page ii

2. Please specifically incorporate by reference any other applicable Exchange Act report filed after the date of the initial registration statement, but prior to effectiveness. For additional guidance, please see our Compliance and Disclosure Interpretations – Securities Act Forms (Question 123.05) available on our website.

<u>Cautionary Statement Concerning Forward-Looking Statements, page iii</u>

3.   The safe harbor for forward-looking statements provided in the Private Securities Litigation Reform Act of 1995 does not apply to statements made in connection with a tender offer. <u>See</u> Section 27A(b)(2)(C) of the Securities Act and Section 21E(b)(2)(C) of the Exchange Act. Therefore, please delete the reference to the safe harbor or state explicitly that the safe harbor protections it provides do not apply to statements made in connection with the offer.

<u>Summary of the Terms of the Exchange Offer, page 7</u>

4.   As currently represented, the offer could be open for less than 20 full business days due to the 5:00 pm expiration time instead of an expiration time of midnight on what ultimately may be the twentieth business day following commencement. <u>See</u> Question and Answer Eight in Exchange Act Release No. 16623 (March 5, 1980). Please confirm supplementally that the offer will be open at least through midnight on the twentieth business day following commencement of the offering. <u>See</u> Rules 14e-1(a) and 14d-1(g)(3) under the Securities Exchange Act of 1934. Further, please confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424 of Regulation C.

<u>Exhibit 5.1 – Opinion of Akin, Gump, Strauss, Hauer & Feld, L.L.P.</u>

5.   We note paragraph D on page three of the legal opinion. Please delete this paragraph or tell us why this paragraph is necessary for counsel to provide the opinion.

<u>Exhibit 5.2 – Opinion of McKennon Shelton & Henn LLP</u>

6.   Please remove the requirement that the opinion be interpreted in accordance with the "2007 Report on Lawyers' Opinions in Business Transactions . . ." of the Maryland State Bar Association, or tell us why you believe this qualification is necessary.

<u>Exhibit 5.4 – Opinion of Connell Foley LLP</u>

7.   We note in the final paragraph that "[this opinion] . . . is given solely for your benefit and the benefit of your counsel, and of Akin Gump Strauss Hauer & Feld LLP, counsel to the Company. . . and may not be circulated to, or relied upon by, any other person or entity." Such a limitation on reliance is not acceptable. Note that we will not object to the limitation that the opinion may only be used in connection with the registration statement, but counsel may not limit who is entitled to rely on the opinion. For example, all purchasers of notes in the offering are entitled to rely on the opinion. Please obtain a revised opinion. <u>See</u> Staff Legal Bulletin No. 19 (October 14, 2011).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Kamyar Daneshvar, Staff Attorney, at (202) 551-3787 or Erin Jaskot, Staff Attorney, at (202) 551-3442, if you have any questions regarding our comments.

Sincerely,

/s/ Erin K. Jaskot, *for*

Pamela Long
Assistant Director

cc: Via E-mail
Paul M. Jolas, Esq., U.S. Concrete, Inc.
Kerry E. Berchem, Esq., Akin Gump Strauss Hauer & Feld LLP